January 8, 2024

VIA EDGAR

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	WisdomTree Bitcoin Fund
Amendment No. 5 to Registration Statement on Form S-1
Filed December 29, 2023
File No. 333-254134

Dear Mses. Tillan and Miller:

This response is provided on behalf of WisdomTree Bitcoin Fund (formerly, WisdomTree Bitcoin Trust) (the “Trust” or the “Registrant”) with respect to Staff comments received on January 5, 2024, regarding Amendment No. 5 to the Trust’s Registration Statement on Form S-1 (the “Filing”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on December 29, 2023, for the purpose of registering shares of the Trust. The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined herein have the same meaning given to them in the Trust’s registration statement.

General

1.	Comment: We note that you are registering an indeterminate number of securities in accordance with Rules 456(d) and 457(u). Please update your EDGAR header tags accordingly.

Response: The applicable EDGAR header tags have been updated.

2.	Comment: We note that your registration statement includes a number of blanks or bracketed information, including, for example, the initial Authorized Participant and the amount of the Sponsor Fee. Please revise to include this information in your next amendment.

Response: The blanks and bracketed information has been addressed and completed.

Cover Page

3.	Comment: We note the disclosure on the cover page regarding the Seed Capital Investor and the initial Authorized Participant. Please revise to clearly identify the purchaser(s) of the initial baskets, including the Seed Capital Investor and the initial Authorized Participant, and identify each such purchaser as a statutory underwriter.

WisdomTree Bitcoin Fund 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

Response: The disclosure on the cover page has been revised to specify that WisdomTree, Inc., the parent of the Sponsor, will serve as the Seed Capital Investor and statutory underwriter as it will be purchasing the initial Baskets.

4.	Comment: We note your cover page disclosure that “[s]ubject to the Exchange receiving the necessary regulatory approval to permit the Trust to create and redeem Shares in-kind for bitcoin (the ‘In-Kind Regulatory Approval’) these transactions may also take place in exchange for bitcoin.” We have the following comments:

•	Please revise to clarify here that the timing of In-Kind Regulatory Approval is unknown and that there is no guarantee that the Exchange will receive In-Kind Regulatory Approval.

•	Please revise your prospectus disclosure to clarify how you will inform Shareholders if the Exchange receives In-Kind Regulatory Approval and if the Sponsor chooses to allow in-kind creations and redemptions.

•	Please confirm your understanding, consistent with the undertaking required by Item 512(a)(1)(iii) of Regulation S-K, that you will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information.

Response: The language below has been added to the front cover of the prospectus:

However, the timing of the In-Kind Regulatory Approval is unknown, and there is no guarantee that the Exchange will ever receive In-Kind Regulatory Approval. The Sponsor will notify Shareholders via a posting on the Trust’s website, prospectus supplement, post-effective amendment, through a current report on Form 8-K or in the Trust’s annual or quarterly reports in the event that the Exchange receives In-Kind Regulatory Approval and the Sponsor determines to allow in-kind creations and redemptions.

The Registrant confirms that the Sponsor will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information.

Bitcoin, Bitcoin Market, Bitcoin Exchanges and Regulation of Bitcoin

Bitcoin Protocol, page 51

5.	Comment: Please revise this section, the risk factor on page 45, and throughout the prospectus to clarify, if true, that with respect to any fork, airdrop or similar event, the Sponsor will cause the Trust to irrevocably abandon the Incidental Rights or IR Virtual Currency and in the event the Trust seeks to change this position, an application would need to be filed with the SEC by your listing exchange seeking approval to amend its listing rules. Please also revise to clarify, if true, that the only crypto asset to be held by the Trust will be bitcoin.

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Response: The risk factor entitled “A hard ‘fork’ of the Bitcoin Blockchain could result in Shareholders incurring a tax liability” has been removed, and the section of the referenced disclosure entitled “Bitcoin Protocol” has been revised as follows:

At this time, Shareholders will not receive the benefits of any forks, and the Trust will not participate in any airdrop, notwithstanding that it may be permitted under the Trust Agreement. Therefore, the only cryptocurrency or digital asset that the Trust may hold, barring separate regulatory approval, will be bitcoin. We refer to the right to receive any such benefit (i.e., the right to participate in or benefit from a fork, airdrop or similar event) as an “Incidental Right” and any such digital asset acquired through an Incidental Right as “IR Virtual Currency.” The Sponsor is under no obligation to realize any economic benefit from any Incidental Rights or IR Virtual Currency on behalf of the Trust. With respect to any fork, airdrop or similar event, the Trust will, at the direction of the Sponsor, permanently and irrevocably abandon such Incidental Rights or IR Virtual Currency for no consideration. As the Trust will not receive any direct or indirect consideration for the Incidental Rights or IR Virtual Currency, the value of the Shares will not reflect the value of the Incidental Rights or IR Virtual Currency.

Although the Sponsor is under no obligation to do so, the inability to realize any economic benefit from a hard fork or airdrop could adversely affect the value of the Shares. Investors who prefer to have a greater degree of control over events such as forks, airdrops, and similar events, and any assets made available in connection with each, should consider investing in bitcoin directly rather than purchasing Shares. In the event that the Trust’s or Sponsor’s policy with respect to forks or airdrops changes, the Shareholders will be given 60 days’ advance notice via a posting on the Trust’s website or prospectus supplement or through a current report on Form 8-K in the Trust’s annual or quarterly reports.

In addition, the prospectus has been revised, where applicable, to clarify that the Sponsor will cause the Trust to irrevocably abandon the Incidental Rights or IR Virtual Currency that may arise in connection with any fork, airdrop or similar event.

Calculation of NAV, page 59

6.	Comment: Refer to your responses to comment 7 in our September 29, 2023 letter and related subsequent comments. We note your revised disclosure that the Trust will only allow cash redemptions, and observe that this change may have an impact on your fair value accounting policy, including principal market determination under ASC Topic 820. Please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses and your current fair value accounting policy. Please also confirm your understanding that we may comment further on this matter in future filing reviews once the Trust is operational.

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Response: The Registrant acknowledges and confirms that (1) your decision not to issue additional comments should not be interpreted to mean that you either agree or disagree with our responses and our current fair value accounting policy and (2) we understand that you may comment further on this matter in future filing reviews once the Trust is operational.

Custody of the Trust’s Assets and Certain Other Operational Matters, page 65

7.	Comment: We note your response to prior comment 10 and re-issue. We were unable to locate your revised disclosure. Please revise to disclose how and when the Bitcoin Custodian is directed to transfer the bitcoin from the Cold Vault Balance to the Hot Vault Balance or from the Hot Vault Balance to the Cold Vault Balance in connection with (i) receipt and delivery of bitcoin from and to third parties, (ii) selling bitcoin to pay the Trust's expenses and liabilities, and (iii) paying the Sponsor Fee.

Response: The Bitcoin Custodian will keep all private keys associated with the Trust’s Vault Balance in cold storage. The section of the referenced disclosure entitled “Bitcoin Custodian” has been revised to clarify that the Trading Balance will be used for transfers to and from the Vault Balance in connection with (i) receipt and delivery of bitcoin from and to third parties, such as the Trade Execution Agent; (ii) selling bitcoin to pay the Trust's expenses and liabilities that are not included within the Sponsor Fee, if any; and (iii) paying the Sponsor Fee.

Prime Execution Agent, page 67

8.	Comment: We note your response to prior comment 8 and re-issue in part. Please revise to disclose how the Prime Execution Agent will be compensated.

Response: The referenced disclosure has been revised as follows:

The Prime Execution Agent is compensated through the payment of a fixed rate in basis points on any purchase or sale of bitcoin on behalf of the Trust. Where the Prime Execution Agent purchases or sells bitcoin with respect to a creation or redemption basket, the fixed basis point fee will be communicated to the applicable Authorized Participant in advance of the order and will be included in the transaction fee charged to the applicable Authorized Participant. The Trust will pay such fee when the Prime Execution Agent sells bitcoin to pay Trust expenses.

Trade Credit Lender, page 68

9.	Comment: Please reconcile your disclosure here that "[t]o secure the repayment of Trade Credits, the Trust has granted a first-priority lien to the Trade Credit Lender over the assets in its Trading Balance and Vault Balance," and on page 37 that "[i]f the Trust fails to repay the Trade Credits to the Trade Credit Lender on time and in full, the Trade Credit Lender can take control of the Trust’s assets and liquidate them to repay the Trade Credit debt owed by the Trust to the Trade Credit Lender," with your representations throughout the registration statement that neither the Trust, the Sponsor, nor any other entity is permitted to lend, pledge, hypothecate or rehypothecate any of the Trust’s bitcoin.

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Response: The following sentence has been revised to reconcile these statements:

Except with respect to securing the repayment of Trade Credits, the Sponsor and the service providers will not loan or pledge the Trust's assets, nor will the Trust's assets serve as collateral for any loan or similar arrangement.

10.	Comment: Please revise to quantify or otherwise describe the maximum amount of Trade Credit that the Trade Financing Agreement permits to be outstanding at any one time. Please also disclose whether the intention is to generally fund the Trading Balance at the Prime Execution Agent with sufficient cash or bitcoin or whether it regularly expects to utilize the Trade Financing Agreement. In addition, to the extent the execution price of the bitcoin acquired exceeds the cash deposit amount, disclose who bears the responsibility for this difference. Further, for creation and redemption transactions, please revise to clarify whether or not the interest payable on Trade Credits utilized under the Trade Financing Agreement are included in the execution price and therefore the responsibility of the Authorized Participants. If they are the responsibility of the Trust, please revise your risk factor disclosure accordingly to explain the impact such interest payments will have on the net assets of the Trust over time.

Response: The “Trade Credit Lender” disclosure has been revised to include the following statements:

The amount of Trade Credit available to the Trust is at the discretion of the Trade Credit Lender and such amount is expected to be dynamic. The Trade Credit Lender reserves the right to change the amount available to the Trust from time to time in its sole discretion.

Although the Trust anticipates that generally the Authorized Participants will pre-fund their creation Baskets, the Trade Financing Arrangement will be utilized to the extent the amount of the cash deposit necessary for a creation Basket is not pre-funded by the Authorized Participant. It is not anticipated that the Trade Financing Arrangement will be used for a redemption Basket.

To the extent the execution price of the bitcoin acquired exceeds the cash deposit amount, the Authorized Participant would be responsible for the difference.

Interest payable on Trade Credits utilized under the Trade Financing Agreement is the responsibility of the Authorized Participants.

Plan of Distribution, page 69

11.	Comment: We refer you to comment 38 of our letter dated December 6, 2023. Please identify by name all of the Authorized Participants with which you have an agreement at the time of effectiveness of the registration statement.

Response: The applicable Authorized Participants have been identified.

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Creation and Redemption of Shares, page 70

12.	Comment: We note your response to prior comment 13 and re-issue in part. Please revise to disclose how the amount of cash required for a creation order is calculated.

Response: The following disclosure has been added under “Creation Procedures”:

After the Trust’s NAV is struck on a business day, the Administrator adjusts the quantity of bitcoin required to create a Basket as appropriate to reflect accrued expenses. In order to calculate the amount of cash necessary for a creation Basket, the Administrator multiplies the NAV by the number of Shares in a creation Basket (5,000) divided by the price of bitcoin at 4:00 p.m. ET as determined consistent with the Reference Rate. Although the Administrator applies the bitcoin price to the calculation of the creation Basket value, the Administrator plays no role in the determination of the bitcoin price used by the Trust; rather the bitcoin price used in calculating the cash value of the creation Basket is identical to the bitcoin price used in determining the Trust’s NAV. Each night, the Sponsor or Trust Administrator will publish the amount of cash that will be required in exchange for each creation Basket the next business day.

13.	Comment: We note your disclosure that the Trust will purchase bitcoin in connection with creation orders and that the Prime Execution Agent will sell bitcoin for cash in connection with redemption orders. Please revise your disclosure to specifically identify the party or parties that will buy and sell bitcoin for the Trust and identify the Prime Execution Agent.

Response: The disclosure entitled “Prime Execution Agent” has been updated to specify that the Prime Execution Agent purchases and sells bitcoin on behalf of the Trust. Coinbase, Inc., which is not affiliated with the Trust or the Sponsor, has been disclosed as the Prime Execution Agent.

* * * * *

Sincerely,

/s/ Ryan Louvar
Ryan Louvar, Esq.

cc: Todd Zerega, Esq. (Perkins Coie LLP)

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